SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)


                          INTERPLAY ENTERTAINMENT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    460615107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                          Chatsworth, California 91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.460615107                       13D                  Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Titus Interactive SA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                     Not Applicable (See Response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             25,062,876 (See Response to Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             25,062,876 (See Response to Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,062,876 (See Response to Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.6% (See Response to Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.460615107                      13D                  Page 3 of 12 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

         The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a citizen of France.

NAME                               TITLE

Herve Caen                         President Directeur General and Chairman
                                      of the Board of Directors
Eric Caen                          President and Director
Michel Henri Vulpillat             Director
Andree Caen                        Director
Leon Aaron Ben Yaya                Director

         The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting and whose address is 27846 Palos Verdes Drive East, Rancho Palos Verdes, California 90275.

         During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purpose of this Amendment No. 5 to Schedule 13D is to report changes in certain information reported by the Reporting Person on its previous
Schedule 13D and the amendments thereto. This Amendment No. 5 to Schedule 13D does not report an acquisition of additional shares of Common Stock or other securities of the Issuer.

         The source of the consideration for the prior purchases of Common Stock and other securities of the Issuer reported hereon was the working capital of the Reporting Person, some of which was acquired through a public offering of the Reporting Person's securities in France consummated, in part, for the purpose of raising money to acquire the Common Stock. The amount of funds used or to be used by the Reporting Person is described in Item 4.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         In connection with a prior acquisition by the Reporting Person of shares of the Issuer's Common Stock, on November 2, 1999 the Reporting Person entered into a Stockholder Agreement (the "Stockholder Agreement") with the Issuer and Brian Fargo ("Fargo"), an individual, and the Chief Executive Officer and Chairman of the Board of the Issuer. The Stockholder Agreement terminated in accordance with its terms in April 2001. As a consequence of the termination of the Stockholder Agreement, the Reporting Person is no longer subject to restrictions on its ability to vote its shares of Common Stock and other securities of the Issuer, including in connection with the election of directors to the Board of Directors of the Issuer. In the election of directors, the Reporting Person may vote its shares of Common Stock and other voting securities of the Issuer to elect directors that would effect a change of control of the Issuer.

         On May 15, 2001, the Reporting Person, the Issuer, Herve Caen ("Caen"), the President of the Issuer and an officer and director of the Reporting Person, and Fargo entered into an Agreement to govern their conduct pending the election of successors to the members of the Board of Directors of the Issuer. The Agreement includes, among other provisions, the following agreements of Fargo and the Issuer:

         (a) The Issuer agreed to call, upon no less than 40 days' notice to all stockholders, and hold its annual meeting of its stockholders (the "ANNUAL MEETING") by August 15, 2001 for the purpose of electing all of its directors and for such other purposes as may be determined by the Board. The Issuer agreed that the record date for the Annual Meeting and any subsequent adjournments or postponements thereof would be no later than the earlier to occur of June 19, 2001 or the day preceding the date upon which any share of Series A Preferred Stock is first called for redemption.

         (b) The Issuer and Fargo each agreed that they will not during the period commencing on the date of the Agreement and ending at the close of business on the date of the Annual Meeting, amend the Bylaws or the Certificate of Incorporation of the Issuer or take any action the effect or purpose of which would be to amend the Bylaws or the Certificate of Incorporation of the Issuer.

         The Agreement also includes the agreement of Caen not to deliver notice of any stockholders meeting prior to June 1, 2001.

         The Reporting Person had acquired the shares of Common Stock and other securities of the Issuer, and continues to hold such securities, for investment purposes and for the purposes described below.

         On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

         On March 18, 1999, the Reporting Person consummated the transactions contemplated by the Stock Purchase Agreement dated March 18, 1999, by and among the Issuer, the Reporting Person and Brian Fargo ("Fargo"), an individual, and the Chief Executive Officer and Chairman of the Board of the Issuer. Such Stock Purchase Agreement, as amended by the Letter Agreement (as defined below), shall be referred to herein as the "Initial Purchase Agreement." Pursuant to the Initial Purchase Agreement, the Reporting Person agreed to purchase up to 5,000,000 shares of Common Stock. A total of 2,500,000 shares of Common Stock were received by the Reporting Person at the closing under the Purchase Agreement on March 18, 1999. Pursuant to the Initial Purchase Agreement, on June 30, 1999 an additional 1,161,771 shares of Common Stock were issued to the Reporting Person and on August 20, 1999 an additional 883,684 shares of Common Stock were issued to the Reporting Person. The aggregate purchase price paid to the Issuer consisted of a cash payment of $10,000,000.

         As a condition to the closing of the transactions contemplated by the Initial Purchase Agreement, the Reporting Person entered into an agreement with Universal Studios, Inc. ("Universal") and the Issuer, dated March 18, 1999, giving the Reporting Person the option (the "Option") to purchase all (but not less than all) the shares of Common Stock held by Universal (4,658,216 shares of Common Stock) at a price per share equal to the higher of (i) the average of the closing price of the Common Stock as reported on the NASDAQ-NMS for the ten (10) trading days preceding the date of the first public announcement of the closing of the purchase of the Common Stock by the Reporting Person pursuant to the Initial Purchase Agreement (equal to $2.43 per share) or (ii) if during the term of the Option, the Reporting Person or an affiliate of the Reporting Person initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger Agreement"), the price paid to the Issuer's public shareholders pursuant to such tender offer or Merger Agreement. On March 18, 1999, in consideration of Universal's grant of the Option, the Reporting Person paid Universal $500,000 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. On September 20, 1999, in consideration of Universal's agreement to extend the period in which the Option may be exercised until November 12, 1999, the Reporting Person paid Universal $166,667 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. The Option expired unexercised on November 12, 1999.

         On July 20, 1999, the Reporting Person entered into a Stock Purchase Agreement (the "Additional Purchase Agreement") by and among the Issuer, the Reporting Person and Fargo. Pursuant to the Additional Purchase Agreement, the Reporting Person agreed to purchase up to 6,250,000 shares of Common Stock (the "Additional Purchase"). On November 9, 1999 (the "Additional Closing"), the Reporting Person and the Issuer consummated the Additional Purchase for a total purchase price of $25,000,000 consisting of $15,000,000 cash, a Promissory Note in the amount of $5,000,000 and a credit against the purchase price of a $5,000,000 deposit previously made by the Reporting Person with the Issuer.

         In connection with the Additional Purchase Agreement, the Reporting Person entered into an Exchange Agreement (the "Exchange Agreement") with Fargo on July 20, 1999 pursuant to which Fargo agreed to exchange 2,000,000 shares of the Issuer's Common Stock owned by him (the "Fargo Shares") for 386,664 shares (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999) of the Reporting Person's common stock (the "Exchanged Shares"), based upon a valuation of the Issuer's Common Stock of $4.00 per share and a valuation of the Reporting Person's Common Stock of $20.69 per share (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October
1999). On November 9, 1999, the Reporting Person and Fargo closed the transactions contemplated by the Exchange Agreement, and Fargo exchanged the Fargo Shares for the Exchanged Shares.

         In connection with the Additional Purchase Agreement, the Reporting Person also entered into a Stockholder Agreement (the "Stockholder Agreement") with the Issuer and Fargo on November 2, 1999. The Stockholder Agreement terminated in accordance with its terms in April 2001.

         In connection with the Additional Purchase Agreement, the Issuer agreed to enter into employment agreements with each of Fargo and Herve Caen for a period of three years from the date of the Additional Closing. Fargo shall be employed as Chief Executive Officer and Chairman of the Board of the Issuer, and Herve Caen shall be employed as President of the Issuer.

         On April 14, 2000, the Reporting Person entered into a Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") with the Issuer pursuant to which the Issuer issued and sold to the Reporting Person 719,424 shares of a newly created class of the Issuer's Series A Preferred Stock, par value $.001 per share (the "Series A Shares") for total aggregate consideration of $20,000,000. Of the $20,000,000, $10,000,000 was paid by the
Reporting Person in cash and $10,000,000 was paid through the cancellation of two promissory notes, each in the amount of $5,000,000, issued by the Issuer to the Reporting Person or affiliates of the Reporting Person.

         The Series A Shares are convertible, at the option of the Reporting Person, at any time after May 31, 2001 into a number of shares of Common Stock determined by dividing $27.80 by the Series A Conversion Price in effect on the date of conversion. The Series A Conversion Price is equal to the lower of (i) $2.78 or (ii) the product of (a) 0.85 and (b) the average of the closing price of the Issuer's Common Stock as reported by Nasdaq for the twenty (20) trading days immediately preceding the date of conversion. The Series A Conversion Price shall be equitably adjusted in the event of any stock splits, combinations, dividends or other similar changes in the Issuer's capital structure following the date hereof so as to preserve, as closely as possible, the conversion rights of the Series A Shares.

         The Series A Shares possess a number of voting rights equal to the number of shares of the Issuer's Common Stock into which the Series A Shares may be converted, without regard to any restrictions on when the Series A Shares may be converted and subject to a maximum of 7,619,047 votes.

         In connection with the issuance of the Series A Shares, the Issuer issued to the Reporting Person a warrant to purchase up to 350,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable by the Reporting Person at any time during the period beginning April 14, 2000 and ending April 14, 2010.

         Also in connection with issuance of the Series A Shares, the Issuer issued to the Reporting Person a warrant to purchase up to 50,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable at any time during the period beginning on March 31, 2001 and ending on April 14, 2010.

         As a condition to closing the transactions contemplated by the Series A Purchase Agreement, the Reporting Person agreed to guaranty (the "Guaranty"), up to $20,000,000, any amounts owed by the Issuer to Greyrock Capital, a Division of Banc of America Commercial Financial Corporation (formerly Greyrock Business Credit) under the Issuer's credit agreement with Greyrock Capital. The Guaranty was terminated in April 2001.

         As a further condition to closing the transactions contemplated by the Series A Purchase Agreement, the Reporting Person agreed to provide the Issuer with a secured revolving credit facility in the amount of $5,000,000. The outstanding principal amount under the this credit facility was due in full, together with all accrued and unpaid interest, on May 1, 2001. In April 2001, the Issuer repaid all amounts outstanding on this line of credit and the line of credit was terminated.

         In connection with the $5,000,000 credit facility, the Issuer issued to the Reporting Person a warrant to purchase up to 100,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant, as amended on April 17, 2000, only vests if amounts are drawn under the $5,000,000 credit facility by the Issuer, and only in proportion to amounts drawn under the $5,000,000 credit facility. Prior to its termination, the Issuer borrowed an aggregate of $3,014,919 under the credit facility, and thus the warrant is exercisable for 60,298 shares of the Issuer's Common Stock. This warrant expires on April 14, 2010.

         Pursuant to the Series A Purchase Agreement, the Issuer agreed that unless the Reporting Person otherwise agrees in writing, during the period (the "Covenant Period") beginning on April 14, 2000 and ending on the later of (a) the effective date of a registration statement with respect to the Common Stock issuable upon conversion of the Series A Shares or (b) April 30, 2001, the Company will not:

             (a) Issue any security that is senior to, or on parity with, the Series A Shares;

             (b) Issue a number of voting securities such that the aggregate voting rights held by the Reporting Person would constitute fifty percent or less of the total voting rights of the Issuer's outstanding capital stock, until such time as the issuance of the Series A Shares is approved by the Issuer's stockholders; or

             (c) Make any substantial change in the character of the Issuer's business.

         The Issuer, the Reporting Person and Fargo waived applicable restrictions under the Stockholder Agreement in connection with the issuance to the Reporting Person of the Series A Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of May 15, 2001, the Reporting Person beneficially owned 25,062,876 shares of Common Stock, or approximately 49.6% of the shares of Common Stock outstanding. Of these shares, the Reporting Person: (i) had sole power to vote or to direct the vote of 25,062,876 shares, and (ii) had sole power to dispose or to direct the disposition of 25,062,876 of these shares.

         On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

         The Reporting Person acquired 2,500,000 shares of its shares of Common Stock on March 18, 1999 pursuant to the Initial Purchase Agreement. Also pursuant to the Initial Purchase Agreement, on June 30, 1999 (the "Interim Valuation Date"), the Reporting Person received an additional 1,161,771 shares of Common Stock (the "Interim Additional Shares"), which Interim Additional Shares equal the difference between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Interim Valuation Date, less (ii) the 2,500,000 shares of Common Stock issued on March 18, 1999 (the "Initial Shares"), and on August 20, 1999 (the "Final Valuation Date"), the Reporting Person received 883,684 shares of Common Stock (the "Final Additional Shares"), which number of shares equals the difference between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Final Valuation Date, less
(ii) the Initial Shares and less (iii) the Interim Additional Shares. The Reporting Person paid an aggregate purchase price of $10,000,000 cash for the Initial Shares, the Interim Additional Shares and the Final Additional Shares.

         In each of the calculations of the Interim Additional Shares and the Final Additional Shares, the number of shares to be issued to the Reporting Person is based upon the average closing price of the Common Stock on NASDAQ-NMS for the 10 trading days ending the day before the applicable valuation date; provided, that in the event the price per share of Common Stock as so calculated would be less than $2.00 per share, the price per share in any event shall be deemed to be $2.00; and in the event the price per share of Common Stock as so calculated would be more than $4.00 per share, the price per share in any event shall be deemed to be $4.00.

         On November 9, 1999, the Reporting Person acquired 6,250,000 shares of Common Stock pursuant to the Additional Purchase Agreement for an aggregate purchase price of $25,000,000, consisting of $15,000,000 cash, a Promissory Note in the amount of $5,000,000 and a credit against the purchase price of a $5,000,000 deposit previously made by the Reporting Person with the Issuer.

         Also on November 9, 1999, the Reporting Person acquired 2,000,000 shares of Common Stock from Fargo pursuant to the Exchange Agreement in exchange for 386,664 shares (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999) of the Reporting Person's common stock (the "Exchanged Shares"), based upon a valuation of the Issuer's Common Stock of $4.00 per share and a valuation of the Reporting Person's common stock of $20.69 per share (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999).

         On April 14, 2000, the Reporting Person entered into the Series A Purchase Agreement with the Issuer pursuant to which the Issuer issued and sold to the Reporting Person 719,424 shares of a newly created class of the Issuer's Series A Shares for total aggregate consideration of $20,000,000. Of the $20,000,000, $10,000,000 was paid by the Reporting Person in cash and $10,000,000 was paid through the cancellation of two promissory notes, each in the amount of $5,000,000, issued by the Issuer to the Reporting Person or affiliates of the Reporting Person.

         The Reporting Person can convert the Series A Shares into the Issuer's Common Stock at any time following May 31, 2001. The number of shares of the Issuer's common stock to be issued upon such conversion is determined by multiplying the number of Series A Shares to be converted by the conversion ratio applicable at the time. The conversion ratio is defined as a fraction, the numerator of which is the initial purchase price per share of the Series A Shares, $27.80, and the denominator of which (the "Denominator") is adjustable. The initial Denominator is the lower of $2.78 or 85% of the average market price of the Issuer's common stock for the 20 trading days preceding the date of conversion. The Series A Conversion Price shall be equitably adjusted in the event of any stock splits, combinations, dividends or other similar changes in the Issuer's capital structure following the date hereof so as to preserve, as closely as possible, the conversion rights of the Series A Shares.

         As of May 9, 2001, 13,237,354 shares of Common Stock were issuable upon conversion of the Series A Shares. The Series A Shares may be converted into Common Stock after May 31, 2001, unless redeemed by the Company prior to such conversion.

         The shares of Common Stock issuable upon conversion of the Series A Shares are included in the number of shares of Common Stock beneficially owned by the Reporting Person set forth in the first sentence of this Item 5.

         On April 14, 2000, the Issuer issued to the Reporting Person a warrant to purchase up to 350,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable at any time during the period beginning on April 14, 2000 and ending on April 14, 2010. This warrant was issued in connection with the issuance by the Issuer to the Reporting Person of the Series A Shares.

         Also in connection with issuance of the Series A Shares, the Issuer issued to the Reporting Person a warrant to purchase up to 50,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable at any time during the period beginning on March 31, 2001 and ending on April 14, 2010.

         In connection with the provision by the Reporting Person of a $5,000,000 credit facility to the Issuer, the Issuer issued to the Reporting Person a warrant to purchase up to 100,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant, as amended on April 17, 2000, only vests if amounts are drawn under the $5,000,000 credit facility by the Issuer, and only in proportion to amounts drawn under the $5,000,000 credit facility. Prior to its termination, the Issuer borrowed an aggregate of $3,014,919 under the credit facility, and thus the warrant is exercisable for 60,298 shares of the Issuer's Common Stock. This warrant expires on April 14, 2010.

         The shares of Common Stock issuable upon exercise of the warrants described in this Item 5 are included in the number of shares of Common Stock beneficially owned by the Reporting Person set forth in the first sentence of this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.    DESCRIPTION OF EXHIBIT

99.1 Stock Purchase Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and Fargo. (1)

99.2 Letter Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and Universal. (1)

99.3     Irrevocable Proxy dated March 18, 1999 by Fargo to the Reporting
         Person. (1)

99.4 Irrevocable Proxy dated March 18, 1999 by Universal to the Reporting Person. (1)

99.5 Letter of Intent dated May 12, 1999 by and among the Issuer, the Reporting Person and Fargo. (2)

99.6 Convertible Promissory Note dated May 12, 1999 issued by Fargo to the Reporting Person. (2)

99.7 Stock Purchase Agreement dated July 20, 1999 by and among the Issuer, the Reporting Person and Fargo. (3)

99.8 Form of Stockholder Agreement by and among the Issuer, the Reporting Person and Fargo. (3)

99.9 Exchange Agreement dated July 20, 1999 by and among the Reporting Person, Fargo, Herve Caen and Eric Caen. (3)

99.10 Stockholder Agreement dated November 2, 1999 by and among the Issuer, the Reporting Person and Fargo. (4)

99.11 Promissory Note dated November 2, 1999 issued by the Reporting Person to the Issuer. (4)

99.12 Stock Purchase Agreement, dated April 14, 2000, by and between the Reporting Person and the Issuer. (5)

99.13 Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock of the Issuer. (5)

99.14 Warrant, dated April 14, 2000, to purchase 350,000 shares of the Issuer's Common Stock issued by the Issuer to the Reporting Person. (5)

99.15 Warrant, dated April 14, 2000, to purchase 100,000 shares of the Issuer's Common Stock issued by the Issuer to the Reporting Person. (5)

99.16 Amendment Number 1 to Warrant to purchase 100,000 shares of the Issuer's Common Stock dated April 17, 2000 by and between the Issuer and the Reporting Person. (5)

99.17 Warrant, dated April 14, 2000, to purchase 50,000 shares of the Issuer's Common Stock issued by the Issuer to the Reporting Person. (5)

99.18 Irrevocable Proxy dated April 14, 2000 by Brian Fargo to the Reporting Person. (5)

99.19 Agreement, dated May 15, 2001, by and among the Issuer, the Reporting Person, Herve Caen and Brian Fargo.

         (1) Previously filed as an exhibit to the Schedule 13D filed on March 29, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

         (2) Previously filed as an exhibit to the Schedule 13D/A filed on May 24, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

         (3) Previously filed as an exhibit to the Schedule 13D/A#2 filed on July 29, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

         (4) Previously filed as an exhibit to the Schedule 13D/A#3 filed on December 23, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

         (5) Previously filed as an exhibit to the Schedule 13D/A#4 filed on May 10, 2000 (File No. 005-54323), which exhibit is incorporated herein by this reference.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2001

                                     TITUS INTERACTIVE SA, a French corporation

                                     By:    /S/ HERVE CAEN
                                          -------------------------------------
                                          Herve Caen
                                     Its: President Directeur General and
                                          Chairman of the Board of Directors



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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